Points Named to Branham300 List for Fifth Consecutive Year

Loyalty management company recognized as one of Canada’s top technology companies

TORONTO, April 20, 2016 – Global leader in loyalty currency management Points (TSX:PTS) (Nasdaq:PCOM) is honored to announce their recognition as one of Canada’s top Information and Communication Technology (ICT) companies for 2016. Branham300 is recognized as the definitive listing of Canada's top public and private ICT companies featuring the 250 organizations leading the technology sector.

Points has consistently ranked among the top 50 companies on the Branham300 since 2011, and was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list.

“We are thrilled to once again be recognized as a leader in the tech sector here in Canada,” said Rob MacLean, CEO of Points. “Points’ presence on this listing reflects our continued dedication to innovating within the loyalty space through our Loyalty Commerce Platform, pursuing new partnerships and opportunities and fostering the growth of our dedicated team year after year.”

Points achieved several significant milestones in 2015 as it forged strategic partnerships across countries and industries. Points expanded the reach of its products in the growing Asian loyalty market, announcing partnerships with Hainan Airlines and Shangri-La Hotels & Resorts to bolster the capability and value of their programs. Points launched Points Travel, the first private label travel eCommerce platform designed specifically for the loyalty industry, and recently partnered with La Quinta Inns & Suites to introduce a luxury hotel redemption program that allows La Quinta Returns members to redeem points for luxury hotel bookings. Points also left its footprint in the FinTech space announcing the Points Loyalty Wallet, a set of platform capabilities accessible via storefront or APIs, that allow loyalty programs, merchants and other interested business to easily integrate balance tracking and earn and burn loyalty commerce transactions into their product offerings.

Each year, the Branham Group conducts extensive research to evaluate the earnings and financial performance of Canada’s ICT sector. A complete listing of the 2016 Branham300 can be found on their website. April’s issue of The Branham Report will also exclusively focus on the results and include a video analysis. For more information on Branham300 research and Branham300, Inc., visit www.branhamgroup.com/index.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
ir@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474